LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

 TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

Via Edgar

May 27, 2014

Geoff Kruczek, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Poage Bankshares, Inc. File No. 001-35295

Definitive Additional Materials on Schedule 14A, Filed May 9, 2014

Response to SEC Comments

Dear Mr. Kruczek:

On behalf of Poage Bankshares, Inc. (the “Company”), we are responding to your letter dated May 12, 2014, regarding the definitive additional materials filed by the Company on May 9, 2014. Set forth below are the comments set forth in your May 12 letter, followed by the Company’s responses to the comments.

Definitive Additional Materials Filed on May 9, 2014

1.	We reissue prior comment 1 of out letter dated April 30, 2014. We note that you continue to state that the “The Town Square Acquisition is expected to almost double [the company’s] earnings per share in 2015,” without disclosing that investors should not rely upon such projections as a predictor of future operating results, in light of the fact that the projected numbers do not reflect the final evaluation of your fair value adjustments. Refer to your disclosure in the fifth paragraph and your response to prior comment 1 in your letter dated May 7, 2014.

Response: In future filings, the Company will comply with the staff’s comment.

2.	We note your statement that “[o]ur plan to maximize stockholder value is working….” Please provide supplemental support for this statement or revise future filings to characterize this statement as your belief or opinion.

LUSE GORMAN POMERENK & SCHICK

               A PROFESSIONAL CORPORATION

Geoff Kruczek , Esq.

May 27, 2014

Response: In future filings, the Company will characterize this statement as its belief or opinion.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	David Lin, Esq.

Mr. Ralph E. Coffman, Jr.

Kip A. Weissman, Esq.

Adam Wheeler, Esq.